Exhibit 99.2

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE INDIAN COMPANIES ACT, 1956

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the special business set out in the notice of the annual general meeting of the Company to be held on June 9, 2003.

Item No. 4 to 8

Mr. Eric Hsia, Mr. Ravi Chandra Adusumalli, Mr. Sandeep Reddy, Mr. V. Srinivas and Mr. K. Thiagarajan, were appointed as Additional Directors of the Company with effect from 16 December 2002 and hold office as Additional Directors up to the date of the Annual General Meeting. Notice has been received from a member under Section 257 of the Companies Act, 1956 along with the deposit amount of Rs.2,500/- proposing the candidature of Mr. Eric Hsia, Mr. Ravi Chandra Adusumalli, Mr. Sandeep Reddy, Mr. V. Srinivas and Mr. K. Thiagarajan, under the relevant provisions of the Companies Act, 1956.

The Directors recommend the resolution for approval of the shareholders.

Memorandum of Interest

Mr. Eric Hsia, Mr. Ravi Chandra Adusumalli, Mr. Sandeep Reddy, Mr. V. Srinivas and Mr. K. Thiagarajan are interested in the proposal under this item as it relates to their appointment. No other Director is interested or concerned in the resolution.

Item No. 9

The Reserve Bank of India (RBI) has notified in FEMA Notification No. 41/2001 dated 2 March 2001 the provisions for a company to sponsor an issue of American Depository Shares with an Overseas Depository against existing Equity Shares held by the Equity Shareholders of the Company. This transaction could be by way of a private placement or a public offering. The Operative Guidelines issued by the Government of India, Ministry of Finance and the RBI following the aforesaid notification require the Company to obtain the approval of the members by special resolution to sponsor such an offering.

As per the Sponsored ADR Regulations, the program has to be sponsored by the Company and all expenses incurred by the Company in relation to the Sponsored ADS Offering will be deducted from the proceeds and only the net amount will be paid to the Equity Shareholders whose shares have been accepted in the Sponsored ADS Offering. In the event of the Sponsored ADS Offering is not concluded for any reason, all expenses incurred in connection with the sponsored ADS Offering shall be borne by the Company.

By seeking this approval, neither the Company nor any equity shareholder is offering to sell or soliciting an offer to buy any equity shares or ADSs.

The Board recommends all the resolutions contained in this Notice for the approval of members.

Memorandum of Interest

The directors of the Company, to the extent of the Equity Shares held by them in the company, if any, may be deemed to be interested in the aforesaid resolutions in Item 10, solely in their capacity as Equity Shareholders to whom the Sponsored ADS Offering proposed for the approval of the members, would provide an option to participate in the Sponsored ADS Offering, on a pari passu basis with all other shareholders of the Company.

By Order of the Board
For Sify Limited
R. RamachanderanCompany Secretary
Place: Chennai, India
Date : 17 April 2003